FISCHER-WATT GOLD COMPANY, INC.

_______________________________________________________________________

2582 Taft Court, Lakewood, CO 80215

Ph: 303-232-0292   Fx: 303-232-0399

info@fischer-watt.com

October 29, 2010

Mr. Mark C. Shannon

Branch Chief

United States Securities

  and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re: Fischer-Watt Gold Company, Inc.

       Form 10-K for the Fiscal Year Ended January 31, 2010

       Filed May 17, 2010

       Form 10-Q for Fiscal Quarter Ended July 31, 2010

       Filed September 14, 2010

       File No. 000-17386

Dear Mr. Shannon:

In response to your letter of October 1, 2010, we offer the following answers to your comments in the same numbered order as in your letter.

Form 10-K for Fiscal Year Ended January 31, 2010

Business, page 5

1.

On February 27, 2009, the Company acquired 100% of the common shares of Tournigan USA, Inc. (TUSA).  The transaction was accounted for as a business combination in accordance with SFAS No. 141R (ASC Topic 805).

The Company recorded an investment in TUSA in the amount of $1,203,327 representing the $325,327 promissory note due to Tournigan Energy, the $930,000 in restricted deposits due to Tournigan Energy, less $52,000 of estimated asset reclamation costs to be credited against the restricted deposits.

2.

The Company proposes adding the following expanded footnote disclosure:

(3) Acquisition of Tournigan USA, Inc.

On February 27, 2009, the Company completed the acquisition of 100% of the common shares of Tournigan USA, Inc (TUSA), a wholly owned subsidiary of Tournigan Energy, Ltd. (Tournigan Energy).  As consideration for this transaction, the Company issued Tournigan Energy an interest-free promissory note in the amount of $325,327.  In addition, the Company agreed to secure the release of, or reimburse Tournigan Energy for, the existing reclamation bonds on the properties in the amount of $930,000, less any applicable reclamation costs.  The Company has granted Tournigan Energy a 30% carried interest on each of the existing properties up to the completion of a feasibility study for any project encompassing any of these properties.  At that point, Tournigan Energy can elect to convert its interest into a 30% contributing working interest or allow its interest to dilute to a 5% net profits interest.

Peter Bojtos, President, CEO and Chairman of the Board of Fischer-Watt, has declared his interest in this transaction since he is also a director of Tournigan Energy.

The transaction described above relating to the acquisition of TUSA was accounted for as a business combination in accordance with SFAS No. 141R (ASC Topic 805).  A summary of the transaction is presented below:

Fair value of net tangible assets acquired:

Cash

$   12,829

Accrued interest receivable

3,202

Restricted deposits

930,000

Accounts payable

(204)

Asset retirement obligation

(52,000)

Acquired net assets (100%)

$893,827

Purchase price:

Promissory note payable

$325,327

Due to Tournigan Energy, Ltd., net

878,000

Total

$1,203,327

Goodwill

$309,500

The results of the operations of TUSA have been included in the results of operations of the Company for the period from February 28, 2009, to January 31, 2010.  Had the acquisition taken place on February 1, 2009, the results of operations would have been:

Revenue

$6,346

Net loss

(808,957)

Net loss per share

(0.01)

(4) Due to Tournigan Energy, Ltd.

In connection with the acquisition of TUSA (see Note 3), the Company issued Tournigan Energy an interest-free promissory note in the amount of $325,327.  The promissory note was due August 31, 2009.  In addition, the Company agreed to secure the release of, or reimburse Tournigan Energy for, the existing reclamation bonds on the properties in the amount of $930,000, less any applicable reclamation costs.

On August 21, 2009, Tournigan Energy extended the due date of the promissory note to December 15, 2009.  Tournigan Energy also extended the repayment date of the first $530,000 of the reclamation bonds to December 15, 2009, and the repayment of the remaining $400,000, less the cost of the reclamation work, to September 30, 2010.

On December 14, 2009, Tournigan Energy agreed to reduce the amount payable under the promissory note to $100,000.  This amount was paid on December 15, 2009, and the promissory note was extinguished.  In addition, the Company paid $100,000 as partial payment of the $530,000 installment of the reclamation bond due on that date.  The balance of $430,000 is to be paid from one-half of subsequent equity share issues of Fischer-Watt until paid in full.  The $400,000 balance of the reclamation bond, less the cost of the reclamation work, remains to be repaid to Tournigan Energy on September 30, 2010.

The remaining footnotes will be renumbered appropriately.

3.

The responsibility to perform the reclamation has always resided with TUSA and continues to remain so.

The bonds for land disturbance in Wyoming were assessed by, and posted in favour of, Wyoming Department of Environmental Quality (WDEQ). TUSA deposited the required sums in to CDs and CDARs for the benefit of WDEQ and are administered by First Interstate Bank. The bonds are in the form of CDs and CDARs in order to satisfy the requirements of being covered by FDIC insurance. The Bank will not change the terms of these deposits without formal written instructions and authorization from WDEQ. The bonds that have been released to date were released by WDEQ after they had carried out field inspections of the sites and had satisfied themselves that they would allow the bonds to be released.

Similarly, the bonds to cover site reclamation in Arizona were assessed by, and are posted in favour of, the US Department of Interior and are administered by First Interstate Bank.

At January 31, 2010, restricted deposits were comprised of the following:

Certificate of deposit (U.S. Dept. of Interior)

$241,000

Certificate of deposit (U.S. Dept. of Interior)

100,000

Certificate of deposit (WDEQ)

8,400

Certificate of deposit (WDEQ)

5,000

Total

$354,400

Consolidated Balance Sheets, page 24

4.

The Company proposes adding the following footnote and MD&A disclosures:

Mineral claim maintenance fees are paid annually to secure the rights to mineral claims.  Amounts paid are considered a prepaid expense, and are amortized over the term of the claim.

During August and September 2009, TUSA paid $340,340 in federal mineral claim maintenance fees for the period September 1, 2009, through August 31, 2010.  The Company expensed $141,808 of those fees for the period September 1, 2009, through January 31, 2010.  The balance of $198,532 is included in prepaid and other current assets at January 31, 2010.

5.

The Company proposes adding the following footnote disclosure:

Asset Retirement Obligations and Restricted Deposits

Asset retirement obligations relate to legal obligations for site restoration and clean-up costs for exploration drilling activities in Arizona and Wyoming.  Settlement of most of these obligations is expected to occur in 2010.  The Company has posted restricted reclamation deposits with US government agencies that are legally restricted for the purpose of settling these obligations.

Consolidated Statements of Operations, page 25

6.

The Company proposes adding the following footnote and MD&A disclosures:

Goodwill

Goodwill is recorded at its purchase price and is not being amortized. The Company evaluates goodwill for impairment on an annual basis, and more often if indications of impairment exist.

The Company’s assessment involves determining an estimate of the fair value of the Company’s net assets in order to evaluate whether an impairment of the current carrying amount of goodwill exists. The first step of the goodwill impairment test compares the fair value of net assets with their carrying amount, including goodwill. If the fair value of net assets exceeds their carrying amount, goodwill is not considered to be impaired, and thus the second step of the impairment test is unnecessary. If the carrying amount of net assets exceeds their fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Fair values are derived based on an evaluation of past and expected future performance of the Company.

The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the Company’s goodwill with the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of net assets to all of the assets and liabilities of the Company (including any unrecognized intangible assets) as if the Company had been acquired in a business combination and the fair value of the net assets was the price paid to acquire the Company. The excess of the fair value of the net assets over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

The Company utilizes the discounted cash flow approach when determining the fair value of each asset as part of its annual assessment.  Based on this assessment, the Company wrote off $309,500 of goodwill as of January 31, 2010.

Consolidated Statements of Cash Flow, page 26

7.

We concur with your comment, and will revise the statement of cash flow to show restricted cash as a financing activity.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 7.  Asset Retirement Obligations and Restricted Deposits, page 8

8.

    During 2008 and 2009, TUSA carried out the required reclamation work and reseeding of affected areas in Wyoming which were subsequently inspected by WDEQ. The WDEQ required two small maintenance bonds of $8,400 and $5,000 to remain in place until their final inspections.

Following receipt of Authorization of Release by WDEQ in September 2009, $375,600 was released from restricted deposits by First Interstate Bank to TUSA.  Approximately $340,000 of this amount was used to pay annual mineral claim fees to the U.S. Bureau of Land Management in September 2009.  The balance was used for general corporate purposes.

Similarly, following receipt of Authorization of Release by WDEQ in September 2009, $200,000 was released from restricted deposits by First Interstate Bank to TUSA. This amount was paid to Tournigan Energy on December 15, 2009 in settlement of the note payable and as a payment towards the amounts due to Tournigan Energy under the reclamation bonds as per the agreement of December 15, 2009 between TUSA and Tournigan Energy.

Fischer-Watt Gold Company, Inc. acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find all the above in order. If you have any further questions please contact me.

Sincerely,

FISCHER-WATT GOLD COMPANY, INC.

/s/ Peter Bojtos

Peter Bojtos, P.Eng.

President and CEO